                                                 -------------------------------
                                                         OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:        August 31, 1999
                                                 Estimated average burden
                                                 hours per response........14.90
                                                 -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                            UNITED DIAGNOSTIC, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   910192103
--------------------------------------------------------------------------------
                                (CUSIP Number)

   Craig Osborne, 10351 Santa Monica Blvd., Suite 101A, Los Angeles, CA 90025
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 31, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 4 Pages)

CUSIP No.  910192103                 SCHEDULE 13D      Page  2   of   4   Pages
         -----------------                                  ----     ----

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
              Craig Osborne
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        89,963
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       89,963
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              89,963
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              19%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 910192103                                                  Page 3 of 4



                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01, of United Diagnostic, Inc. (the "Common Stock"). The issuer's principal executive offices are at 476 Main Street, Wakefield, Rhode Island 02879.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The person filing this statement (the "Filer") is Craig Osborne, an individual.

         (b) The Filer's business address is 10351 Santa Monica Boulevard, Suite 101A, Los Angeles, California 90025.

         (c) The Filer's present principal occupation or employment is with In-House Attorney Service, located at 10351 Santa Monica Boulevard, Suite 101A, Los Angeles, California 90025.

         (d) The Filer has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Filer was not during the last five years a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Filer is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Filer purchased the securities, beneficial ownership of which is being reported in this Schedule 13D, for an aggregate of $899.63. The source of these funds was personal. The Filer did not borrow or otherwise obtain these funds for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION

         The acquisition of securities to which this filing relates was made for the Filer's personal investment.

CUSIP No. 910192103                                                  Page 4 of 4


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock that the Filer may be deemed to beneficially own is 89,963. Based on the issuer's filings with the Securities and Exchange Commission, such holdings in the aggregate constitute approximately 19% of the outstanding shares of Common Stock.

         (b) The Filer has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 100% of the securities described in Item 5(a).

         (c) During the 60 days immediately preceding the date of this report, no transactions in Common Stock by the Filer took place.

         (d) The Filer does not know of any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, shares of the Common Stock to which this Schedule 13D relates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Filer has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      5-5-99                                             /s/ CRAIG OSBORNE
-----------------------                                  -----------------------
Date                                                     Signature

                                                         Craig Osborne
                                                         -----------------------
                                                         Name/Title